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

                                                                     EXHIBIT 11A
                        GATX CORPORATION AND SUBSIDIARIES

                  COMPUTATION OF NET INCOME (LOSS) PER SHARE OF
                    COMMON STOCK AND COMMON STOCK EQUIVALENTS
                     (In Millions, Except Per Share Amounts)

                                                    Year Ended December 31
                                           ---------------------------------------------
                                             1996       1995     1994     1993     1992
                                           -------     ------   ------   ------   ------



Average number of shares
     of Common Stock outstanding              20.2      20.0     19.9     19.6     19.4
Shares issuable upon assumed exercise
     of stock options, reduced by the
     number of shares which could have
     been purchased with the proceeds
     from exercise of such options              .3        .4       .3       .3        *
                                            -------   -------   ------   ------   ------

Total                                         20.5      20.4     20.2     19.9     19.4
                                            =======   =======   ======   ======   ======



Net income (loss)                        $   102.7 $   100.8 $   91.5 $   72.7 $  (16.5)
Deduct - Dividends paid and
     accrued on Preferred Stock               13.2      13.2     13.3     13.3     13.3
                                            -------   -------   ------   ------   ------

Net income (loss), as adjusted           $    89.5 $    87.6 $   78.2 $   59.4 $  (29.8)
                                            =======   =======   ======   ======   ======

Net income (loss) per share              $     4.37$     4.30$    3.88$    2.99$   (1.53)
                                            =======   =======   ======   ======   ======




*  Common share equivalents are not considered in the computation of loss per share.

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